

August 5, 2008

Mr. Douglas B. Thomas, CEO
Rival Technologies, Inc.
3155 East Patrick Lane, Suite 1
Las Vegas, NV 89120

RE: Rival Technologies, Inc. File No. 0-49900
December 31, 2007 Form 10-K
March 31, 2008 Form 10-Q

Dear Mr. Thomas:

We have reviewed the financial statements and financial disclosures in your filings and have the following comments. We think you should revise your document in response to these comments by filing an amendment to the Form 10-K. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. The audit reports in the filing do not indicate whether the 2006 restatement has been audited. In this regard, we note that Chisholm, Bierwolf & Nilson did not audit the 2006 financial statements and that Dohan and Company's report on the 2006 financial statements is not dual dated. Please obtain and file a revised audit report that clearly reflects compliance with the guidance in paragraphs 72-73 of AU Section 508.74 to the Codified Section of AICPA Professional Standards.

2. Please note that two years of audited Balance Sheet data are required in your 10-K filings. Also, in future 10-Q filings, please also include a Balance Sheet as of the preceding fiscal year. See Articles 8-02 and 8-03 of Regulation S-X.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Feel free to call Al Pavot, Staff Accountant, at (202) 551-3738 or the undersigned at (202) 551-3355.

Sincerely,

Terence O'Brien,
 Accounting Branch Chief